UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-56453

CUSIP Number: 090622309

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Fiscal Year Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Limitless X Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

9454 Wilshire Blvd. #300

Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90212

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Limitless X Holdings, Inc. (the “Registrant” or “Company”) has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”), within the prescribed time period without unreasonable effort or expense. The Company requires additional time to compile and analyze supporting documentation in order to complete the Form 10-K and in order to permit the Company’s independent registered public accounting firm to complete its audits of the consolidated financial statements included in the Form 10-K. The Company has dedicated significant resources to completing the Form 10-K and is working diligently to complete the necessary work to file the Form 10-K as soon as practicable within the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jaspreet Mathur	855-413-7030
(Name)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, Bio Lab Naturals, Inc. (“Bio Lab”) entered into a Share Exchange Agreement with Limitless X, Inc. (“LimitlessX”) and its shareholders on May 11, 2022 (the “Merger”). For accounting purposes, the Merger was accounted for as a “reverse merger,” with LimitlessX as the accounting acquiror and Bio Lab as the accounting acquiree. On June 10, 2022, Bio Lab changed its name to Limitless X Holdings, Inc. (the “Company”).

The historical financial information prior to the date of the Merger reflects the financial information and activities solely of LimitlessX, and commencing on the date of the Merger, the Company’s operations will be included in the financial statements. As the financial statements that will be included in the Registrant’s Annual Report on Form 10-K will be those pertaining to the Company’s current business and not of Bio Lab, it is anticipated that there will be significant changes in results of operations from the results reported by the Registrant for the corresponding period ended December 31, 2021.

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Limitless X Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2023	By:	/s/ Jaspreet Mathur
Jaspreet Mathur Chief Executive Officer and Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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